UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

STRATEGIC PARTNERSHIP BETWEEN VIVO AND DOTZ

Telefônica Brasil S.A. (“Company” or “Vivo”) (B3: VIVT3 / NYSE: VIV), in the form and for the purpose of CVM Instruction 358/2002 (“ICVM 358”), communicates to its shareholders and to the market in general that it has signed a memorandum of understanding with Dotz S.A. ("Dotz") and its subsidiaries (“Dotz Group”), for the formalization of a strategic partnership with focus on intensifying the existing commercial relationship between the companies.

The new partnership aims to make feasible, among others, (i) the extension of the term of the current commercial agreement between Vivo and Dotz for five years; (ii) the expansion of the Dotz Platform performance in Vivo's ecosystem, with a primary focus on loyalty and engagement of Vivo's customers; (iii) the availability of the Dotz Digital Account to Vivo customers; and (iv) the availability of Vivo products and services in the Dotz ecosystem.

The companies expect to expand their customer bases and the offer of products and/or services, in addition to fostering the development of new strategic initiatives.

Within the scope of the partnership, Vivo will have the right to receive, from certain Dotz shareholders, a minority stake in Dotz share capital, depending on the achievement of agreed goals.

Through this initiative, Vivo reinforces its position as a hub of digital services, leveraging the capillarity of its sales channels and brand strength, to offer services and benefits to its customers in different areas, in addition to increasing the Company's participation in high-value businesses.

The transaction is subject to the negotiation and conclusion of the definitive documents within 90 (ninety) days, as of the present date.

The Company will keep its shareholders and the market in general informed about the evolution of this partnership, in compliance with the regulations in force.

São Paulo, March 25th, 2021.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 25, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director